Christopher D. Williams

direct dial: 214.745.5212

cwilliams@winstead.com

February 8, 2018

Ms. Era Anagnosti

Acting Assistant Director

Office of Financial Services

Mail Stop 4720

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Institute for Wealth Holdings, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed January 22, 2018

File No. 024-10780

Dear Ms. Anagnosti:

This letter sets forth the responses of our client, Institute for Wealth Holdings, Inc., a Delaware corporation (“IWH”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on February 5, 2018 (the “Comment Letter”), with respect to the above referenced filing.

For the convenience of the Staff, we have set forth below the text of each of the Staff’s comments included in the Comment Letter followed by our response.

Compensation of Directors and Executive Officers, page 52

1.	We note your revised disclosure in response to comments 2 and 3. Please revise the tabular disclosure to include all compensation earned by your named executive officers and directors for the period covered, whether or not such compensation was deferred. Refer to Instruction 4 to Item 402(n) and Instruction to Item 402(r) of Regulation S-K for guidance.

Response:

We have revised the table on page 52 in accordance with this comment.

Ms. Era Anagnosti

February 8, 2018

2.	We note your footnote 3 disclosure stating that the company did not issue 10,000 shares of common stock to each of the directors Brittan and Allen they were entitled by virtue of their service as independent directors in 2017. Since these shares have not been granted, please tell us how you determined the grant date fair value as required by Item 402(r)(2)(iii) of Regulation S-K. In addition, please tell us whether the Company is required to issue these shares and when it is anticipating on doing so.

Response:

We have revised the footnote disclosure and the disclosure in the description of the independent director’s compensation to clarify the independent director’s compensation. As noted in the revised document, the Company had previously adopted a resolution to award 10,000 shares of common stock annually to independent directors. However, for 2017 the Company determined not to award such shares and is under no obligation to issue such shares for 2017 in the future. As such, there is no grant date and thus no grant date fair value.

Interested Transactions

Put Call Agreement, page 55

3.	Pursuant to Section 1.02 of the Put Call Agreement (Exhibit 6.9) entered into with Michael and Ann Dugan, you are required to purchase all 343,136 shares of Series C Convertible Preferred shares held by them as long as the “Anniversary Put Notice” was received by you within the specific time period. As the sale does not appear to have been consummated the later of (i) 30 days after December 18, 2017 or (ii) the first anniversary of January 11, 2017, please revise your disclosure here and related risk factor on page 11 to clearly state that you are in default of such contractual provision, highlighting the resulting risks. Based on the revised “Use of Proceeds” disclosure on page 19 indicating that you anticipate to use $350,000 of offering proceeds to pay for the redemption of the 343,136 shares of Series C Convertible Preferred Stock, please expand to disclose whether you are currently negotiating a settlement involving the use of this offering’s proceeds as a means to satisfy your obligations to these shareholders.

Response:

Effective January 18, 2018, the Company and the Dugan’s entered into an amendment to the Put Call Agreement which extended the date the Company has to purchase the shares covered by the Put Call Agreement to April 18, 2018. We have revised the disclosure appropriately and have included the amendment as Exhibit 6.10 to the filing. We have also revised the Use of Proceeds disclosure to reflect that $350,000 may be used to purchase the shares pursuant to the Put Call Agreement.

Ms. Era Anagnosti

February 8, 2018

4.	Please revise your disclosure to state that Michael and Ann Dugan beneficially own 7.04% of common stock on an as converted basis.

Response:

We have revised disclosure in accordance with this comment.

Very truly yours,

/s/ Christopher Williams
Christopher D. Williams